Brunswick Corporation
Conflict Minerals Report
For the Year Ended December 31, 2017

Brunswick Corporation determined that tin, tantalum, tungsten, and/or gold (Conflict Minerals) were necessary for the production or functionality of products we manufactured or contracted for manufacture during the year ended December 31, 2017, and we are therefore required to report under Section 1502 (b) of the Dodd-Frank Act and SEC Rule 13p-1, Item 1.01(b). Accordingly, we conducted a good faith reasonable country of origin inquiry (RCOI) regarding the applicable Conflict Minerals to assess whether they originated from the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (the Conflict Region). We have reason to believe that certain of our necessary Conflict Minerals originated, or may have originated, in the Conflict Region and are not from recycled or scrap sources. These Conflict Minerals were the subject of our due diligence efforts as described in this Conflict Minerals Report. Brunswick's management prepared this Conflict Minerals Report for the year ended December 31, 2017 in accordance with Rule 13p-1 of the Securities Exchange Act of 1934.

1.	Company Overview

Brunswick is a leading global designer, manufacturer, and marketer of recreation products including marine engines, boats, fitness equipment, and active recreation products. Our engine-related products include: outboard, sterndrive, and inboard engines; trolling motors; propellers; engine control systems; and marine parts and accessories.We make fiberglass pleasure, sport cruiser, sport fishing and center-console, offshore fishing, aluminum and fiberglass fishing, pontoon, utility, deck, inflatable, and heavy-gauge aluminum boats. Our fitness products include cardiovascular and strength training equipment for both the commercial and consumer markets. We also sell products for active aging and rehabilitation, a complete line of billiards tables, and other game room tables and accessories.

Brunswick does not directly source Conflict Minerals that may be used in the products we manufacture or contract to manufacture. Therefore, as discussed in more detail below, we must rely solely on our upstream supply chain to provide information about the origin of the Conflict Minerals contained in components and materials supplied to us, including sources of Conflict Minerals that are supplied to them by lower tier suppliers. To that effect, Brunswick engaged more than 3400 direct suppliers as part of our due diligence efforts, and we have asked that they in turn engage their own suppliers. Due to our size and the complexity of our products and supply chain, it is very difficult to identify and survey suppliers that are upstream from our direct suppliers. Accordingly, we utilize industry-standard tools as described in Section 3 below to assist in compliance with Conflict Minerals legislation.

2.	Design of Due Diligence Process

In designing our Conflict Minerals due diligence program, we adopted a policy and methodology in accordance with Annex I of the Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the OECD Framework). Accordingly, the steps we have taken in preparing this Conflict Minerals Report conform, in all material respects, with the OECD Framework and, specifically, the five-step framework for risk-based due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas, as further described below.

3.	Due Diligence Measures Undertaken
Brunswick undertook the following measures in our exercise of due diligence on the source and chain of custody of Conflict Minerals.

a.	Establish Strong Company Management Systems
Building on prior years' work, we continued to utilize an internal cross-functional team to support our Conflict Minerals due diligence efforts. Brunswick's legal team and a senior member with oversight responsibility for the supply chain and/or compliance in each of our three divisions led the team, which included members from compliance, purchasing, supply chain, and trade compliance teams from the divisions. Brunswick's Vice President, General Counsel, and Secretary had oversight of this cross-functional team. In addition, in 2017, we again engaged Assent Compliance, a third-party service provider, to assist with the supplier outreach process for the Mercury Marine division.
Brunswick maintained a policy with the ultimate goal of eliminating the use of Conflict Minerals whose extraction or trade directly or indirectly financed or benefited an armed group in the Conflict Region (as “armed group” is defined in paragraph (d)(2) of the instructions to Item 1.01). A copy of our policy is available on our website at http://www.brunswick.com/company/governance/policies.php.
Brunswick established and continued to maintain control systems which include, in addition to the Conflict Minerals Policy, standards, policies, and procedures designed to provide guidelines for suppliers and Brunswick employees about how to conduct business in an ethical manner and how to report grievances. Please see Brunswick's Annual Report on Form 10-K for the year ended December 31, 2017 for more information on these controls, including the Brunswick Code of Conduct and other related policies and procedures, all of which are available at http://www.brunswick.com.
Brunswick continued to engage with and educate its suppliers about Conflict Minerals legislation and our expectations regarding their compliance with our due diligence efforts. The leaders of our cross-functional team met no less than quarterly to discuss issues raised during the diligence process. In the event of an issue or grievance raised, the relevant leader discussed the issue and proposed response with Brunswick's legal team.

b.	Identify and Assess Risk in the Supply Chain
Brunswick does not directly source any Conflict Minerals that may be used in the products we manufacture or contract to manufacture. Therefore, we must rely solely on our upstream supply chain to assist with required due diligence efforts. Specifically, we took the following steps as part of our due diligence program related to Conflict Minerals:

•	Identified more than 3400 suppliers which provided raw materials or components used in the production of those products reasonably believed to contain one or more Conflict Minerals;

•
Contacted the identified suppliers and, using the Responsible Minerals Initiative (RMI) Conflict Minerals Reporting Template, requested confirmation of the presence of Conflict Minerals in the raw materials or components supplied to us and information regarding the origin of those minerals;

•	Established an initial deadline for suppliers to provide the requested information and documentation;

•	Performed follow-up with unresponsive suppliers to request compliance with requests for information and documentation;

•
Reviewed and analyzed information on smelters or refiners contained in the responses by comparing the reported smelters and refiners to the list of Responsible Minerals Assurance Process Conformant Smelters and Refiners;

•	Identified suppliers that required further due diligence on the source and chain of custody of the necessary Conflict Minerals in raw materials or components they provided to us; and

•	Followed up with suppliers, and performed additional due diligence on the supply chain of suppliers, which either:

◦	Reported potentially sourcing Conflict Minerals from the Conflict Region;

◦	Provided data indicating sourcing or potentially sourcing from a mine located in the Conflict Region; or

◦	Did not provide full information in response to our inquiries.

c.	Design and Implement a Strategy to Respond to Identified Risks

Brunswick's cross-functional Conflict Minerals team met at least quarterly as a group to discuss due diligence efforts and the risks identified in the process. Brunswick's legal team also met with the senior members of the team individually to discuss specific risks and issues raised in their divisions. Brunswick's legal team made reports of its due diligence findings to Brunswick's Senior Management Team through its Vice President, General Counsel, and Secretary. Brunswick's Board of Directors also received information regarding the Conflict Minerals legislation and our compliance efforts.

Brunswick explored different methods to encourage suppliers to remove from their supply chain smelters that are not yet validated as conforming to the Responsible Minerals Assurance Process. Although a difficult task given that most of our direct suppliers are not the companies dealing directly with the smelters, we still encouraged suppliers to source from compliant smelters (or from upstream suppliers that source from compliant smelters) and transition to such smelters/upstream suppliers where feasible.

d.	Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
Given that Brunswick does not directly source Conflict Minerals used in its products, we did not engage in third-party audits of smelters or refiners that may be in our supply chain. However, we continue to employ industry efforts to influence smelters and refiners to become certified through the Responsible Minerals Assurance Process by encouraging upstream suppliers to utilize these certified smelters and refiners when sourcing Conflict Minerals.

e.	Report on Supply Chain Due Diligence
A copy of this Conflict Minerals Report is available at http://www.brunswick.com/investors/publications-and-filings/secfilings.php. A copy of our Conflict Minerals Policy is available at http://www.brunswick.com/company/governance/policies.php.
5. Due Diligence Results

As a result of our exercise of due diligence on the source and chain of custody of Conflict Minerals necessary to the functionality or production of products we manufactured or contracted for manufacture during the year ended December 31, 2017, we have reason to believe that certain of our necessary Conflict Minerals originated, or may have originated, in the Conflict Region and are not from recycled or scrap sources. We were unable to determine the origin of some of the Conflict Minerals in these products, and were further unable to determine whether any of the Conflict Minerals contained in these products directly or indirectly financed or benefited an armed group in the Conflict Region (as “armed group” is defined in paragraph (d)(2) of the instructions to Item 1.01). The products we manufactured or contracted for manufacture which contain Conflict Minerals that originated, or may have originated, in the Conflict Region and are not from recycled or scrap sources include, but may not be limited to, those products listed on Attachment A to this Conflict Minerals Report.

Through our review of the RMI processes and information sources, the OECD implementation programs, and requesting suppliers to confirm the presence of Conflict Minerals in the raw materials or components supplied to us and information regarding the origin of those minerals, we have determined that seeking information about Conflict Mineral smelters and refiners in the supply chain represents the most reasonable effort to determine the mines or locations of origin of the Conflict Minerals in our supply chain. Brunswick suppliers reported utilizing 321 of the smelters and refiners included in the "Standard Smelter List" contained in the RMI Conflict Minerals Reporting Template (v 5.10) to process Conflict Minerals in their supply chains. Of those 321, RMI listed 257 as of May 14, 2018 as having been audited and found to be conformant with the Responsible Minerals Assurance Process (RMAP) assessment protocols and 11 that RMI listed as "Active Smelters and Refiners" as of May 14, 2018." Active Smelters and Refiners" are those that have committed to undergo an audit or are participating in a cross-recognized certification program. There was insufficient information for the remaining smelters and refiners reported by suppliers on the origin of Conflict Minerals they processed or to indicate whether any of the Conflict Minerals may have directly or indirectly financed or benefited armed groups in the Conflict Region. This information was reported to us through many layers of the minerals supply chain by suppliers and we are unable to independently verify or confirm that Conflict Minerals processed by these reported facilities are used in our products.

6. Steps to be Taken to Mitigate Risk

Brunswick continues to look for ways to improve the Conflict Minerals due diligence process and to mitigate the risk that any Conflict Minerals in our products could benefit armed groups in the Conflict Region. Specifically, we are undertaking, and will continue to undertake, the following steps:

•	Engage those suppliers that have not responded to the request for Conflict Minerals information, ultimately seeking responses from suppliers detailing:

◦	the use of necessary Conflict Minerals in the materials or components they supply to us;

◦	the country of origin of those Conflict Minerals;

◦	the use of scrap or recycled sources in those Conflict Minerals; and

◦	the source and chain of custody of those Conflict Minerals originating in the Conflict Region and not obtained from scrap or recycled sources;

•	Engage those suppliers that provided incomplete or inconsistent responses to the request for Conflict Minerals information;

•	Continue to consider the role Assent Compliance will have in the gathering and processing of the information required for the RCOI and due diligence processes for other divisions or enterprise-wide;

•	Work with upstream suppliers to educate them on the processes necessary to allow them to assist us in performing the due diligence and RCOI required by the OECD Framework;

•	Continue to review supplier contracts to evaluate whether to include additional specific language on the use of Conflict Minerals in the materials or components supplied to us; and

•	Continue developing a strategy for managing and mitigating Conflict Mineral risk in our supply chain.

As discussed throughout this report, the most difficult challenge in completing the required RCOI and due diligence efforts is contacting and interacting with upstream supply chain partners to which we may not have a relationship or even contact information as we only deal with third parties downstream from these suppliers.

Forward-Looking Statements

Certain statements in this Conflict Minerals Report are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on current expectations, estimates and projections about Brunswick’s business. Forward-looking statements by their nature address matters that are, to different degrees, uncertain and often contain words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “estimate,” “believe,” “predict,” “potential,” or “continue.” These statements are not guarantees of future performance and involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this Conflict Minerals Report. Such forward-looking statements speak only as of the date on which they are made and Brunswick does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this Conflict Minerals Report. These forward-looking statements should be considered in the light of the information included in this report and Brunswick's other filings with the SEC, including, without limitation, the risk factors set forth in the Annual Report on Form 10-K for the year ended December 31, 2017 and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018.

ATTACHMENT A

List of Products which contain Conflict Minerals that originated, or may have originated, in the Conflict Region

The following products are more fully described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which is available at http://www.brunswick.com/investors.

Brunswick Boat Group

•	Fiberglass Pleasure Boats

•	Sport Cruisers

•	Sport Fishing and Center-Console Boats

•	Offshore Fishing Boats

•	Aluminum and Fiberglass Fishing Boats

•	Pontoon Boats

•	Utility Boats

•	Deck Boats

•	Inflatable Boats

•	Heavy-gauge Aluminum Boats

Fitness

•	Cardiovascular Fitness Equipment

•	Strength-training Products

•	Products for Active Aging and Rehabilitation

•	Billiards Tables and other Game Room Furniture and Accessories

Mercury Marine

•	Outboard, Sterndrive and Inboard Engines and Propulsion Systems

•	Marine Parts and Accessories

•	Marine electronics and Control Integration Systems

•	Steering Systems, Instruments, and Controls

•	Propellers

•	Trolling Motors

•	Fuel Systems, Service Parts, and Lubricants